Filed Pursuant to Rule 433
Dated June 25, 2009
Registration Statement No. 333-159910
Relating to
Preliminary Prospectus Supplement Dated June 25, 2009 and
Prospectus dated June 11, 2009

$300,000,000 9.25% SENIOR NOTES DUE 2019

Issuer:	Torchmark Corporation (“Torchmark”)
Expected Ratings:	Baa1 (Moody’s)/A (S&P)
Size:	$300,000,000
Issue Price:	100%
Trade Date:	June 25, 2009
Settlement Date:	June 30, 2009 (T + 3)
Maturity Date:	June 15, 2019
Interest Rate:	9.25%
Interest Payment Dates:	June 15 and December 15 of each year beginning December 15, 2009
Yield to Maturity:	9.251%
Treasury Benchmark:	UST 3.125% due May 15, 2019
Treasury Yield:	3.534%
Spread to Treasury Benchmark:	5.717% (571.7 basis points)
Optional Redemption:	At any time at a discount rate of Treasury plus 75 basis points
CUSIP; ISIN:	891027 AP9; US891027AP93
Gross Spread:	0.825%
Net Proceeds to Torchmark, before expenses:	$297,525,000

Joint Book-Running Managers:	Wachovia Capital Markets, LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:	Morgan Keegan & Company, Inc. BBVA Securities Inc. Comerica Securities, Inc. KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc.

Pro Forma Ratio of Earnings to Fixed Charges:	As adjusted to give effect to the issuance of the notes in this offering and the application of a portion of the net proceeds from this offering to repay Torchmark’s 8¼% Senior Debentures maturing on August 15, 2009 (assuming the offering and repayment had been completed on January 1, 2008), Torchmark’s ratio of earnings from continuing operations to fixed charges (excluding interest credited on deposit products) would have been 6.7x for the three months ended March 31, 2009, and 8.6x for the year ended December 31, 2008, and Torchmark’s ratio of earnings from continuing operations to fixed charges (including interest credited on deposit products) would have been 4.1x for the three months ended March 31, 2009, and 5.1x for the year ended December 31, 2008.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wachovia Capital Markets, LLC toll free at 1-800-326-5897 or SunTrust Robinson Humphrey, Inc. at 1-800-685-4786.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.